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                    UNITED STATES                                    OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION                 -----------------------------
               Washington, D.C. 20549                        OMB Number:         3235-0058
                                                             Expires:    December 31, 2001
                                                             Estimated average burden
                     FORM 12b-25                              hours per response ..... 2.50
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            NOTIFICATION OF LATE FILING                              SEC FILE NUMBER
                                                                      000-22848
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                                                                     CUSIP NUMBER
                                                                       919899
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(Check One):

 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

     For Quarter Ended: December 31, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

U.S. Wireless Data, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

750 Lexington Avenue
________________________________________________________________________________
Address of principal executive office (Street and number)

New York, New York 10022
________________________________________________________________________________
City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

               The Registrant is unable to file its December 31, 2000 Quarterly
          Report on Form 10-QSB on or before February 14, 2001 without unreasonable effort or expense, because the Registrant does not have all the information necessary to complete the preparation of the Form
          10-QSB.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Rick J. DeVincenzo                    (212)               750-7766
     ---------------------------------------------------------------------------
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's  results for the quarter ended December 31, 2000 reflected revenues of $333,000 and a net loss of $(3,547,000) compared to revenues of
     $124,000 and a net loss of $(1,914,000)  for the quarter ended December 31,
     1999. A  significant  portion of the loss was  generated by items that were not included in the three months ended  December 31, 1999.  These costs are as follows;  (1) the inclusion of cost of sales and operating  expenses for the acquisition of Cellgate Technologies,  LLC on November 16, 2000 and NXT
     Corporation,  on December 21, 2000;  (2) a significant  increase in placing terminals in order to generate market share and the corresponding  costs of providing  these services which are generally  incurred prior to the actual generation of the monthly recurring revenues; (3) noncash expense for stock based  compensation for the board of directors that was not incurred in the prior  period of $370,  000;  (4)  hiring  of  additional  engineering  and programming  personnel  to support  and  maintain  the  increase in SYNASPE activations;  (5)  inclusion  of costs of leases  related  to the  Cellgate acquisition for financing of equipment inventory.

     More details will be provided when the 10Q/SB is filed.

                            U.S. Wireless Data, Inc.
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date  February 14, 2001         By  /s/ Dean M. Leavitt
      -------------------          ---------------------------------------------
                                    Dean M. Leavitt
                                    President

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).